SAMSON OIL & GAS ADVISES ON RODNEY #1-14H

Denver 1700 hours March 29th, Perth 0700 hours March 30th 2011.

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) provides a progress report on the Rodney #1-14 well. (Samson 26.3% working interest)  Since the Company’s last report, the 16th and final stage of the stimulation was pumped, for a total of 1.7 million pounds of proppant placed in the well.

Flow back operations commenced on March 23rd. This flow back is being undertaken with 15 individual frac plugs in place, these are required to facilitate the fraccing operations. The flow back is being controlled by design to ensure the proppant remains in place. The rate is therefore restricted down hole and is not representative of an initial production rate, which can only be determined after the frac plugs have been drilled out. This operation (planned as part of the completion) will be undertaken by the work over rig that is presently scheduled to be on site next week.

Even though the flow rate may not be representative, the restricted flow back results are nevertheless very encouraging, with a maximum oil rate of 1320 BOPD being recorded. During the flow back operations, the water rate has reduced from an initial rate of 2800 BWPD to 470 BWPD. This decreased water rate is commensurate with an initial water cut of 86% reducing to a water cut of 48%. It is expected that the water cut will continue to reduce to around 25%. Gas rates have varied between 1.38 mmcfpd to 0.9 mmcfpd

Oil sales commenced immediately and the gas sales line was connected after 4 days of flaring, so both products are already being marketed and generating cash flow.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 277 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.65 per ADS on March 29th, 2011 the Company has a current market capitalization of approximately US$358.9 million.  Correspondingly, based on the ASX closing price of A$0.175 on March 29th, 2011, the Company has a current market capitalization of A$344.9 million.  The options have been valued at their closing price of A$0.16 on March 29th, 2011 and translated to US$ at the current exchange of 1.0256 for purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “plan”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.